1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong

July 19, 2012	Writer’s Direct Contact 202.887.1563 DLynn@mofo.com

Via EDGAR

Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

Re:      Royal Bank of Canada
Amendment No. 1 to Registration Statement on Form F-3
Filed July 2, 2012
File No. 333-181552

Dear Ms. Hayes:

This letter is in response to the comments of the staff of the U.S. Securities & Exchange Commission (the “Staff”) included in your letter dated July 16, 2012, regarding Amendment No. 1 of Registration Statement No. 333-181552, filed July 2, 2012, by Royal Bank of Canada.  For your convenience we have set forth each of your comments below in italics followed by our response to each comment.

General

1.	We note your response to comment two and note that portions of your document continue to be difficult to read and understand. For example:

•	Please include a textual description of the Programme Structure to accompany the diagrams included on pages 9 and 10.
•	Please revise the Summary and risk factors to eliminate the references to “Condition 5,” “Condition 5.12,” and “Condition 6.01,”

We have included a description of the Programme Structure to accompany the diagram.  All references to the Conditions in the Summary and the Risk Factors have been eliminated as requested and we have endeavored to make the document easier to read and understand.

U.S. Securities and Exchange Commission
Page Two

2.
We note that you continue to include a glossary consisting of more than 20 pages. Many of the terms are commonly understood by the investment community, such as Canadian dollars, euro, sterling, U.S. dollars, accrued interest, agent, DTC, Directors, ERISA, IFRS, interest amount, etc. Additionally, many of the items in the glossary refer back to the text. Please limit your glossary to terms that are difficult to define in the text of the disclosure and eliminate terms that are generally understood.

We have revised the Glossary to eliminate terms that are generally understood and to limit the Glossary to terms that are difficult to define in the text.

Risk Factors

3.
We note your response to comment six and reissue the portion of the comment requesting that you revise your subheadings. In many instances the nature of the risk is unclear from the headings. Please revise accordingly. For example:

•	Addition of New Loan Types to the Covered Bond Portfolio;
•	Maintenance of the Covered Bond Portfolio;
•	Sale of Loans and their related security following the occurrence of an Issuer Event of Default; and
•	Realization of Charged Property following the occurrence of a Guarantor LP Event of Default.

Please note that these examples are provided for illustrative purposes and are not exhaustive.

We have reviewed the subheadings and revised them in those circumstances where it was necessary to clarify the risk being addressed.

Addition of New Loan Types to the Covered Bond Portfolio, page 19

4.
If the modified representations and warranties would have any effect on the types of loans acquired prior to the modification, please revise to clarify that the modifications might not be limited to New Loan Types and that the bond holders will not be given an opportunity to consent or object to the modifications.

The modifications of the Representations and Warranties would only affect New Loan Types. The Representations and Warranties would remain unchanged for Loans that are currently in the Covered Bond Portfolio and for New Loans that are not of a New Loan Type.  We have revised the disclosure accordingly.

U.S. Securities and Exchange Commission
Page Three

Risks in relation to some types of loans which may adversely affect the value of the Covered Bond Portfolio or any part thereof, page 25

5.
We note your response to comment 21. Please confirm that if the percentage of the value of the covered bond portfolio that is subject to cross-default provisions grows to an amount that is material, you will disclose the percentages of the covered bond portfolio subject to cross-default provision prospectus supplements.

We confirm that, if the percentage of the value of the Covered Bond Portfolio that is subject to cross-default grows to an amount that is material, we will disclose the percentage in the prospectus supplement.

Limitations on recourse to the Seller, page 25

6.
We note your response to comment 22. Please revise to indicate the reasons why the Bank may not perform a review of the assets and any additional risks related to not performing a review. Discuss under a separate subheading, if appropriate.

The disclosure has been revised to indicate that the Bank will periodically conduct a review of the Loans.  The nature of the review and the findings and conclusions of that review will be disclosed in the prospectus supplement for each offering.

7.
We note your response to comment 23 and reissue. Based on your disclosure it appears that the Seller has the ability to make a repurchase request, but it would not do so unless it was notified by the Cash Manager or the Asset Monitor. Please clarify whether the Cash Manager or the Asset Monitor are the parties that make the determination that “non-compliance materially and adversely affects the interest in or value of the Loan.” Further clarify whether the Guarantor LP must also make a request to repurchase in order for a repurchase to be made. Lastly, since the Guarantor LP and the Cash Manager are affiliates of the Bank, discuss the conflicts associated with those parties with respect to the repurchase provisions given that the Seller, another affiliate of the bank is the obligated party to repurchase.

We have revised the disclosure to clarify that the Guarantor LP, or the Cash Manager on its behalf, would be the party making the repurchase request and making the determination that the breach materially and adversely affects the interest in or value of the Loan.  We have also added language to disclose the conflict of interest that is present when those actions or judgments are handled by affiliates.

Issuance of covered bonds in book-entry form, page 33

8.
Please revise the risk factor discussion to identify some of the types of investors who may not be permitted to hold securities in book-entry form. Additionally, revise the caption and the discussion to explain that the prohibition may have an adverse effect on liquidity.

U.S. Securities and Exchange Commission
Page Four

We have revised the disclosure to disclose that some insurance or other institutions are required by law to hold physical certificates with respect to an investment in a security and, accordingly, that those investors would not participate in the secondary market and therefore liquidity in the secondary market may by reduced.

Description of Covered Bonds, page 44

9.
We note your statement “In the event of any conflict between this disclosure and the terms and conditions attached to the Trust Deed, the Trust Deed will prevail.” It is not appropriate to state explicitly or implicitly that investors cannot rely on the prospectus and prospectus supplement. Please remove the statement from the prospectus.

We have deleted the language as requested.

10.
We note your response to the third bullet point of comment two. While preserving certain portions of the Trust Deed verbatim may be permissible, please expand your summary description and lead in paragraphs to the Terms and Conditions so those sections are more illustrative. For example:

•
In the fourth paragraph of this section please describe how the payments of principal and interest will be made rather than saying that they will be made “in the manner provided in Condition 9.09 (Payment – Registered Covered Bonds).”

•	In the fifth paragraph describe how you will provide notice to the holders of the covered bonds under an Exchange Event rather than referring a reader to Condition 14 (Notices).
•	Revise to use plain English in your summary description of Condition 4 (Guarantee) on page 46.

We have revised the introduction to the Terms and Conditions to provide additional summary disclosure, including the revisions that you requested.

Terms and Conditions of the Covered Bonds, page 46

11.
Please delete any sections in the Terms and Conditions which you have marked as “Reserved.” If these sections are not relevant to this registration than mentioning the sections and noting that they are “Reserved” would be unnecessary and possibly confusing.

As requested, we have removed those sections previously marked “Reserved.”  We have added disclosure indicating that those sections of the Terms and Conditions that are not relevant to covered bonds sold in the U.S. have been intentionally omitted, but that the original numbering has been preserved to assist in a comparison to the full Terms and Conditions attached to the Trust Deed.

U.S. Securities and Exchange Commission
Page Five

Covered Bond Portfolio, page 95

12.
We note your response to comment 35 and reissue in part. Please indicate whether the monthly investor reports will include the same statistical information that you will provide in the prospectus supplement and if not, how it will differ.

The monthly investor reports will include all of the statistical data about the current Covered Bond Portfolio that appears in the prospectus supplement, but the delinquency data will disclose delinquencies as of the month end rather than since the inception of the Programme.  There are additional data items in the monthly investor report.  We have attached a form of monthly investor report as Exhibit A for your reference.

Characteristics of the Loans, page 95

13.
We note your response to comment 55. We note your disclosure that the rate is calculated on the outstanding balance when each regular payment is due. Please revise to clarify whether, in all cases, the rate will adjust monthly in the manner you describe. If not, then describe the other times a rate can adjust. For instance, if there are cases where a rate stays fixed (or no interest is due) for a period of time, (e.g., 1 year, 2 years, etc.) before it adjusts, please revise to describe the terms of those types of loans. Please make corresponding changes to the table in your prospectus supplement to reflect the different subcategories of variable rate loans.

All variable rate Loans originated by the Bank are variable rate from the commencement of the Loan; none of the variable rate Loans have a fixed rate of interest for any period of time.  All variable rate Loans have a rate based on the Bank’s Prime Rate.

As indicated in the prospectus, certain of the Loans are subject to a cap on the variable rate of interest payable on a Loan.  Currently, the amount of such Loans is not material to the Covered Bond Portfolio.  Should the amount of such Loans become material, we will add specific disclosure in the prospectus supplement with respect to such Loans.

Servicing Procedures with respect to Loans and Related Security, page 101

14.
We note your response to comment 58 and your revision that a loan is considered “delinquent” if a scheduled payment remains unpaid 30 days or more after the due date. Please revise your disclosure to state whether a loan where the scheduled payment remains unpaid 30 days after the due date would be considered less than 30 days “delinquent” or greater than or equal to 30 days “delinquent.” Put another way, indicate whether it would appear in the <30 days delinquent bucket, or the >= 30 days to <60 days delinquent bucket in the delinquency pool tables that you include in the prospectus supplement.

U.S. Securities and Exchange Commission
Page Six

We have added an introductory explanation to the tables in the prospectus supplement and added captions to the tables to clarify how Loans have been categorized.

Summary of Principal Documents, page 104

15.	Please include a separately titled subsection regarding prospectus supplements.

We have included the requested disclosure.

Tax Consequences, page 134

16.
We note your response to comment 48. Please revise the disclosure to clarify that the discussion constitutes Morrison & Foerster’s opinion as opposed to stating that it is a summary based on Morrison & Foerster’s opinion. Similarly file a tax opinion which states that the discussion is Morrison & Foerster’s opinion, rather than stating this it is a fair and accurate summary of the U.S. federal income tax consequences.

The disclosure and the opinion have been revised as requested.

Prospectus Supplement
Cover Pool Mortgage Rate Distribution, page S-13

17.	We note your response to comment 56. Please revise the tables in your prospectus supplement to reflect the new ranges included in your response letter.

The tables have been revised as requested.

Annex B, Historical Pool Data, Page S-16

18.	We note your response to comment 60. Please confirm that the most recent periodic increment for the data will be as of a date no later than 135 days of the date of first use of the prospectus.

We confirm that the static pool data disclosed in the prospectus supplement will be as of a date no later than 135 days prior to the first use of the prospectus supplement.

U.S. Securities and Exchange Commission
Page Seven

We trust the responses above adequately address the Staff’s comments set forth in your letter of July 16, 2012.

Please direct any comments or inquiries to the undersigned at (202) 887-1563 or Jerry Marlatt at (212) 468-8024.

Sincerely,

/s/ David M. Lynn
David M. Lynn

cc:        Lindsay McCord, Securities & Exchange Commission
Kevin W. Vaughn, Securities & Exchange Commission
Rolaine Bancroft, Securities & Exchange Commission
Eric Envall, Securities & Exchange Commission
David Power, Royal Bank of Canada
Erin Dion, Royal Bank of Canada
Jerry Marlatt, Morrison & Foerster LLP

Exhibit A

RBC Covered Bond Programme Monthly Investor Report
Calculation Date:	6/29/2012
Distribution Date:	7/17/2012

This report contains information regarding RBC Covered Bond Programme's Cover Pool as of the indicated Calculation Date.  The composition of the Cover Pool will change as Loans are added and removed from the Cover Pool from time to time and, accordingly, the characteristics and performance of the Loans in the Cover Pool will vary over time.

The Guarantor LP has no liabilities or claims outstanding against it other than those relating to the RBC Covered Bond Programme.  For defined terms, please see page 204 and following of the Global Covered Bond Prospectus ("Global Prospectus") approved by the United Kingdom Listing Authority and published on April 16, 2011 on the website of the Regulatory News Service operated by the London Stock Exchange at http:// www.londonstockexchange.com/exchange/news/market-news/market-news-detail.html?announcementId=10835765 under Royal Bank of Canada and the headline "Publication of Prospectus" or the registration statement filed with the United States Securities and Exchange Commission (the "SEC"), under File No. 333-181552.  The most recent version of the prospectus filed with the SEC (the "U.S. Prospectus") is available through the SEC's EDGAR system at http://www.sec.gov/cgi-bin/browse-edgar?company=&match=&CIK=&filenum=333-181552&State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany

The information contained in this report does not constitute an invitation or recommendation to invest or otherwise deal in, or an offer to sell or the solicitation of an offer to buy or subscribe for, any security.  Reliance should not be placed on the information herein when making any decision to buy, hold or sell any security or for any other purpose.

Program Information

	Initial	C$
Series	Principal Amount	Equivalent	Maturity Date	Coupon Rate	Rate Type
CB1	€ 2,000,000,000	$2,843,673,000	11/5/2012	4.50%	Fixed
CB2	€ 1,250,000,000	$1,883,750,000	1/22/2018	4.63%	Fixed
CB3	$750,000,000	$750,000,000	11/10/2014	3.27%	Fixed
CB4	$850,000,000	$850,000,000	3/16/2015	3.18%	Fixed
CB5	US$1,500,000,000	$1,507,650,000	4/14/2015	3.13%	Fixed
CB6	$1,100,000,000	$1,100,000,000	3/30/2018	3.77%	Fixed
CB7	CHF 500,000,000	$557,485,000	4/21/2021	2.25%	Fixed

Parties
Issuer	Royal Bank of Canada
Covered Bond Trustee	Computershare Trust Company of Canada
Guarantor LP	RBC Covered Bond Guarantor Limited Partnership

Royal Bank of Canada's Credit Ratings

	Moody's	Standard & Poor's	DBRS	Fitch Ratings
Senior Debt	Aa3	AA-	AA	AA
Subordinated Debt	A1	A	AA (low)	AA-
Short-Term	P-1	A-1+	R-1 (high)	F1+
Rating Outlook	Stable	Stable	Stable	Stable
Covered Bonds	Aaa	AAA	AAA	AAA

Events of Defaults & Test Compliance
Issuer Event of Default	No
Guarantor LP Event of Default	No

Supplementary Information

Series	Swap Provider	Translation Rate
CB1	Royal Bank of Canada	1.4218365 C$/€
CB2	Royal Bank of Canada	1.5070000 C$/€
CB3	Royal Bank of Canada	N/A
CB4	Royal Bank of Canada	N/A
CB5	Royal Bank of Canada	1.0051000 C$/US$
CB6	Royal Bank of Canada	N/A
CB7	Royal Bank of Canada	1.1149700 C$/CHF

Asset Coverage Test(1) (C$)

Outstanding Covered Bonds	$9,492,558,000

A = lesser of (i) LTV Adjusted True Balance and	14,790,000,329	A (i)	16,109,455,267
(ii) Asset Percentage Adjusted True Balance		A (ii)	14,790,000,329
B = Principal Receipts	-	Asset Percentage:	91.80%
C = Cash Capital Contributions	-
D = Substitute Assets and/or Authorized Investments	-
Z = Negative Carry Factor calculation	246,612,109
Total: A + B + C + D - Z	$14,543,388,219

Asset Coverage Test	Pass
(1)  For further information regarding the Asset Coverage Test, please see pages 157 to 159 of the Global Prospectus or pages 117 to 120 of the U.S. Prospectus.

RBC Covered Bond Program	Monthly Investor Report - June 29, 2012	Page 1 of 4

RBC Covered Bond Programme Monthly Investor Report
Calculation Date:	6/29/2012
Distribution Date:	7/17/2012

Cover Pool Summary Statistics

Previous Month Ending Balance	$16,590,827,962
Current Month Ending Balance	$16,146,311,389
Number of Mortgage Loans in Pool	123,897
Average Loan Size	$130,320
Number of Properties	104,524
Number of Borrowers	103,114

Weighted Average LTV - Authorized	69.91%
Weighted Average LTV - Drawn	61.94%
Weighted Average Rate	3.39%
Weighted Average Original Term	57.71	(Months)
Weighted Average Remaining Term	31.71	(Months)
Weighted Average Seasoning	26.00	(Months)

Cover Pool Delinqunecy Distribution

Aging Summary	Number of Loans	Percentage	Principal Balance	Percentage
Current and less than 30 days past due	123,455	99.64	16,070,718,761	99.53
30 to 59 days past due	147	0.12	23,808,937	0.15
60 to 89 days past due	69	0.06	11,038,771	0.07
90 or more days past due	226	0.18	40,744,919	0.25
Total	123,897	100.00	16,146,311,389	100.00

Cover Pool Losses

Period End	Write-off Amounts	Loss Percentage (Annualized)
June 2012	156,027	0.01%

Cover Pool Flow of Funds

29-Jun-12
Cash Inflows
Principal Collections	$444,516,573
Interest Collections	47,429,630
Swap Interest Received *	54,868,537
Cash Outflows
Swap Interest Paid *	(47,429,630)
Intercompany Loan Interest *	(54,758,800)
Intercompany Loan Principal *	(444,516,573)
Net Inflows/(Outflows)	$109,737

* Cash settlement on the Distribution Date

Cover Pool Reserve Account

Reserve Account Balance	$0

Cover Pool Material Breaches or Representations and Warranties

Material Breaches or Representation and Warranties	Nil

Cover Pool Provincial Distribution

Province	Number of Loans	Percentage	Principal Balance	Percentage
Alberta	16,977	13.70	2,515,479,609	15.58
British Columbia	23,799	19.21	4,082,635,674	25.29
Manitoba	4,753	3.84	417,087,298	2.58
New Brunswick	2,083	1.68	150,682,599	0.93
Newfoundland	1,158	0.93	100,835,795	0.62
Northwest Territories	71	0.06	9,430,075	0.06
Nova Scotia	3,820	3.08	321,619,404	1.99
Ontario	48,424	39.09	6,396,597,125	39.62
Prince Edward Island	436	0.35	32,473,233	0.20
Quebec	18,339	14.80	1,726,933,569	10.70
Saskatchewan	3,950	3.19	382,257,650	2.37
Yukon	87	0.07	10,279,358	0.06
Total	123,897	100.00	16,146,311,389	100.00

RBC Covered Bond Program	Monthly Investor Report - June 29, 2012	Page 2 of 4

RBC Covered Bond Programme Monthly Investor Report
Calculation Date:	6/29/2012
Distribution Date:	7/17/2012

Cover Pool Bureau Score Distribution

Bureau Score	Number of Loans	Percentage	Principal Balance	Percentage
Score Unavailable	586	0.47	97,165,358	0.60
499 or below	1,054	0.85	131,260,431	0.81
500 - 539	800	0.65	114,455,231	0.71
540 - 559	537	0.43	76,439,327	0.47
560 - 579	683	0.55	92,990,388	0.58
580 - 599	926	0.75	120,372,634	0.75
600 - 619	1,372	1.11	191,499,892	1.19
620 - 639	1,932	1.56	268,099,271	1.66
640 - 659	3,004	2.42	425,164,675	2.63
660 - 679	4,273	3.45	618,010,361	3.83
680 - 699	5,580	4.50	812,508,545	5.03
700 - 719	7,462	6.02	1,054,209,919	6.53
720 - 739	9,878	7.97	1,391,007,966	8.62
740 - 759	13,703	11.06	1,900,337,694	11.77
760 - 779	16,750	13.52	2,221,902,895	13.76
780 - 799	17,335	13.99	2,186,302,130	13.54
800 or above	38,022	30.70	4,444,584,672	27.52
Total	123,897	100.00	16,146,311,389	100.00

Cover Pool Rate Type Distribution

Rate Type	Number of Loans	Percentage	Principal Balance	Percentage
Fixed	74,213	59.90	9,020,543,123	55.87
Variable	49,684	40.10	7,125,768,266	44.13
Total	123,897	100.00	16,146,311,389	100.00

Cover Pool Occupancy Type Distribution

Occupancy Code	Number of Loans	Percentage	Principal Balance	Percentage
Not Owner Occupied	9,026	7.29	1,331,962,210	8.25
Owner Occupied	114,871	92.71	14,814,349,179	91.75
Total	123,897	100.00	16,146,311,389	100.00

Cover Pool Mortgage Rate Distribution

Mortgage Rate (%)	Number of Loans	Percentage	Principal Balance	Percentage
1.99% and below	44	0.02	7,059,149	0.06
2.0000% - 2.4999%	21,010	16.96	3,364,707,115	20.84
2.5000% - 2.9999%	25,793	20.82	3,324,759,455	20.59
3.0000% - 3.4999%	15,170	12.24	1,892,902,845	11.72
3.5000% - 3.9999%	32,094	25.90	4,373,896,674	27.07
4.0000% - 4.4999%	13,799	11.14	1,541,495,406	9.55
4.5000% - 4.9999%	2,390	1.93	267,506,363	1.66
5.0000% - 5.4999%	5,041	4.07	603,563,381	3.74
5.5000% - 5.9999%	6,129	4.95	574,816,508	3.56
6.0000% - 6.4999%	2,348	1.90	189,306,009	1.17
6.5000% - 6.9999%	56	0.05	5,110,095	0.03
7.0000% and above	23	0.02	1,188,389	0.01
Total	123,897	100.00	16,146,311,389	100.00

Cover Pool Remaining Term Distribution

Remaining Term (Months)	Number of Loans	Percentage	Principal Balance	Percentage
Less than 12.00	19,162	15.47	2,042,173,352	12.65
12.00 - 23.99	25,517	20.60	3,293,582,582	20.40
24.00 - 35.99	21,882	17.66	3,187,731,176	19.74
36.00 - 47.99	40,679	32.83	5,716,969,784	35.41
48.00 - 59.99	14,572	11.76	1,656,430,328	10.26
60.00 - 71.99	942	0.76	111,078,127	0.69
72.00 - 83.99	873	0.70	101,897,999	0.63
84.00 and above	270	0.22	36,448,041	0.22
Total	123,897	100.00	16,146,311,389	100.00

RBC Covered Bond Program	Monthly Investor Report - June 29, 2012	Page 3 of 4

RBC Covered Bond Programme Monthly Investor Report
Calculation Date:	6/29/2012
Distribution Date:	7/17/2012

Cover Pool Range of Remaining Principal Balance

Range of Remaining Principal Balance	Number of Loans	Percentage	Principal Balance	Percentage
99,999 and below	60,565	48.88	3,206,204,671	19.86
100,000 - 149,999	24,335	19.64	3,004,345,123	18.61
150,000 - 199,999	15,754	12.72	2,726,357,179	16.89
200,000 - 249,999	9,454	7.63	2,106,190,495	13.04
250,000 - 299,999	5,655	4.56	1,543,557,684	9.56
300,000 - 349,999	3,098	2.50	1,002,174,216	6.21
350,000 - 399,999	1,725	1.39	642,302,246	3.98
400,000 - 449,999	1,040	0.84	440,194,752	2.73
450,000 - 499,999	672	0.54	318,015,947	1.97
500,000 - 549,999	444	0.36	232,056,679	1.44
550,000 - 599,999	282	0.23	161,805,956	1.00
600,000 - 649,999	183	0.15	114,014,028	0.71
650,000 - 699,999	143	0.12	96,504,834	0.60
700,000 - 749,999	107	0.09	77,557,043	0.48
750,000 - 799,999	84	0.07	64,936,284	0.40
800,000 - 849,999	65	0.05	53,582,651	0.33
850,000 - 899,999	32	0.03	27,876,883	0.17
900,000 - 949,999	31	0.03	28,624,412	0.18
950,000 - 999,999	36	0.03	35,249,542	0.22
1,000,000 and above	192	0.14	264,760,762	1.62
Total	123,897	100.00	16,146,311,389	100.00

Cover Pool Property Distribution

Property Type	Number of Loans	Percentage	Principal Balance	Percentage
Apartment (Condominium)	11,517	9.30	1,484,538,949	9.19
Detached	97,484	78.68	12,698,182,460	78.65
Duplex	2,446	1.97	316,326,706	1.96
Fourplex	545	0.44	92,003,960	0.57
Other	312	0.25	37,416,983	0.23
Row (Townhouse)	5,820	4.70	778,952,826	4.82
Semi-detached	5,166	4.17	651,873,007	4.04
Triplex	607	0.49	87,016,498	0.54
Total	123,897	100.00	16,146,311,389	100.00

Cover Pool LTV - Authorized Distribution

Current LTV (%)	Number of Properties	Percentage	Principal Balance	Percentage
20.00 and below	4,577	4.38	140,798,210	0.87
20.01 - 25.00	1,701	1.63	102,528,029	0.63
25.01 - 30.00	1,831	1.75	133,171,017	0.82
30.01 - 35.00	2,071	1.98	179,383,292	1.11
35.01 - 40.00	2,581	2.47	275,106,605	1.70
40.01 - 45.00	2,496	2.39	284,016,213	1.76
45.01 - 50.00	3,623	3.47	457,354,767	2.83
50.01 - 55.00	4,155	3.98	590,859,295	3.66
55.01 - 60.00	5,707	5.46	882,863,956	5.47
60.01 - 65.00	8,038	7.69	1,441,360,745	8.93
65.01 - 70.00	6,193	5.92	1,153,004,162	7.14
70.01 - 75.00	20,918	20.01	2,962,195,231	18.35
75.01 - 80.00	40,633	38.87	7,543,669,867	46.73
Total	104,524	100.00	16,146,311,389	100.00

Cover Pool LTV - Drawn Distribution

Current LTV (%)	Number of Properties	Percentage	Principal Balance	Percentage
20.00 and Below	7,524	7.20	285,624,734	1.77
20.01 - 25.00	3,313	3.17	234,721,892	1.45
25.01 - 30.00	3,815	3.65	319,981,721	1.98
30.01 - 35.00	4,258	4.07	420,094,554	2.60
35.01 - 40.00	4,871	4.66	566,122,701	3.51
40.01 - 45.00	5,373	5.14	675,308,624	4.18
45.01 - 50.00	6,284	6.01	880,347,927	5.45
50.01 - 55.00	7,535	7.21	1,130,388,092	7.00
55.01 - 60.00	8,933	8.55	1,463,357,963	9.06
60.01 - 65.00	10,514	10.06	1,906,517,472	11.81
65.01 - 70.00	9,777	9.35	1,831,623,632	11.34
70.01 - 75.00	13,472	12.89	2,518,881,405	15.60
75.01 - 80.00	18,855	18.04	3,913,340,672	24.25
Total	104,524	100.00	16,146,311,389	100.00

RBC Covered Bond Program	Monthly Investor Report - June 29, 2012	Page 4 of 4